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Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

03 APR 24 AM 7:21

Santos



03022348

Date: Thu 24 Apr 2003 04:13:03 AM EDT

To:

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject:

Number of pages (incl. cover sheet): 2

SUPPL

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Santos Limited - Weekly Drilling Report

ABN 80 007 550 923

Santos

Week Ending 24th April 2003

Wildcat Exploration Wells

Montgomery 1

Type	Exploration Well
Location	Offshore Western Australia, Carnarvon Basin WA 149P, 15km W of the Wonnich Gas Field, and some 32km NW of Barrow Island.
Status at 0600hrs 24/04/03 (WST)	Montgomery 1 has been plugged and abandoned. The well reached a total depth of 2964m with 36m progress for the week, where problems related to high pressures at depth, precluded drilling ahead to intersect the lower Dupuy Formation objectives. The significance of elevated gas readings and minor oil shows recorded from the Barrow Group are being evaluated. The rig is preparing to jack down and is expected to be released later today.
Planned Total Depth	3682m
Interest	Apache Oil Australia 48.8150% Tap (Shelfal) Pty Ltd 22.4740% Santos Group 18.7110% Pan Pacific Petroleum (SA) Pty Ltd 10.00%
Operator	Apache Oil Australia

Dawdy 1

Type	Exploration Well
Location	Matagorda County, Texas
Status at 0600hrs 23/04/03 (Houston Time)	Changing out rig pumps prior to drilling ahead. The current depth is 3216m with 1401m progress for the week.
Planned Total Depth	4572m
Interest	Santos Group 25%
Operator	Brigham Oil and Gas

Enquiries:

Mark Kozned
Investor Relations
Ph: 08 8218 5939
Mobile: 0407 747 908
Fax: 08 8218 5131

Kathryn Mitchell
Media Relations
Ph: 08 8218 5260
Mobile: 0407 979 982
Fax: 08 8218 5285

During the week ending 17th April, 2003 Santos Limited also participated in 1 delineation and 8 development wells.
A complete list of Santos' drilling activity is available from www.santos.com